

September 19, 2012

Via E-mail
Richard Sawyer
Chief Financial Officer
Tower Financial Corporation
116 East Berry Street
Fort Wayne, Indiana 46802

    Re: **Tower Financial Corporation**
           Form 10-K for the period ended December 31, 2011
           Filed March 19, 2012
           File No. 000-25287

Dear Mr. Sawyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2011 Form 10-K

Financial Statements

Note 1 – Summary of Significant Accounting Policies – Loans, page 53

1. On page 38 of your June 30, 2012 Form 10-Q you disclose that two loan relationships were no longer reported as TDR loans since they met certain criteria. It is unclear to us if you measure credit impairment on these and other loans that were previously classified as TDRs using the guidance in ASC 310-10-35. If you do, please clarify your disclosure. If you do not, please measure credit impairment for all previously classified TDR's using the guidance in ASC 310-10-35 and to the extent that prior periods were materially

misstated, please consider the need to potentially restate your financial statements. Also, revise your disclosure as appropriate.

Note 4 – Loans and Allowance for Loan Losses, page 63

2. On page 53, you disclose that loan unpaid principal includes the remaining principal balance net of any charge-offs and recoveries. The disclosure of unpaid principal balance in impaired loan disclosures should not be net of charge-offs and recoveries. Please revise your disclosure in future filings accordingly.

Note 10 – Income Taxes, page 78

3. We note the $2.6 million decrease in 2011 in your valuation allowance related to the realization of your net state deferred tax assets. Please provide us your accounting analysis that details all of the relevant facts and circumstances, the significant positive and negative evidence considered and how such evidence was weighted, and identifies the specific accounting guidance that supports your decision to reverse a significant portion of the deferred tax asset valuation allowance during 2011.

Exhibit 31

4. We note you have omitted the language in paragraph 4 and 4(b) referring to internal control over financial reporting in your certifications in exhibits 31.1 and 31.2. Please amend your December 31, 2011 Form 10-K to use the exact form and wording set forth in Item 601(b)(31) of Regulation S-K or tell us why you do not believe the internal control over financial reporting wording is required. Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief